

August 22, 2022

Mark Fuller
Chief Executive Officer
Castellum, Inc.
3 Bethesda Metro Center, Suite 700
Bethesda, MD 20814

> **Re: Castellum, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 11, 2022**
> **CIK No. 0001877939**

Dear Mr. Fuller:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 11, 2022

Cover Page

1. We reissue our prior comment 1 in part. Please consolidate all of the disclosure required by Item 501 of Regulation S-K on one page. Refer to Item 501(b) of Regulation S-K. In this regard, it appears your cover page disclosure spans three pages. Make conforming updates in your selling stockholder prospectus as well.

Prospectus Summary, page 5

2. We note your revised disclosure in response to our prior comment 13. Please make conforming updates in your prospectus summary.

Risk Factors

Inflation may cause the Fed to increase interest rates thereby increasing our interest expense, page 23

3. Please expand your discussion of interest rates to specifically identify the impact of rate increase on your operations and how your business has been affected. For example, we note your disclosure that "actions by the Fed to increase the federal funds rate will increase our cost of debt and our interest expense thereby reducing our pre-tax income and net income." Please describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers. Also consider describing whether increased borrowing costs have impacted your ability to make timely payments.

Management's Discussion & Analysis, page 41

4. We note your risk factor discussion of interest rates. Please expand your discussion to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your long-term debt, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs. Please also expand your disclosure to specifically address the impact on liquidity resulting from your variable-rate debt outstanding, if material.

Business, page 60

5. We note your response to our prior comment 15, but we are unable to locate the revised disclosure. Please describe the general terms of your teaming partner arrangements in this section.

Principal Stockholders, page 85

6. Please revise this section to identify the table as the Principal and Selling Stockholders table. In this regard, it appears that you intend to identify all selling stockholders in the Principal Stockholder table. Please also provide disclosure of any material relationship each selling security holder has had with the company and its affiliates during the prior three years. Refer to Item 507 of Regulation S-K.

Underwriting

Underwriting Discount, page 95

7. We note your disclosure in the Explanatory Note that certain selling stockholder shares will be purchased by the underwriter at the IPO price. Please revise the table in this section to include the amount of discounts and commissions to be paid to the underwriter by these selling shareholders. Refer to Item 508(e) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 10: Stockholders' Equity (Deficit), page F-45

8.   Please revise to include a description of the method used to estimate the fair value of share-based payment arrangements, a description of the significant assumptions used to estimate the fair value and the weighted-average grant-date fair value of equity instruments or explain why such disclosure is not required. Please refer to ASC 718-10-50.

Security Holder Prospectus

9.   We note your response to comment 19. Please also revise your selling stockholder table on alternate page 6 to identify the natural person(s) that hold voting and/or dispositive power over the shares held by Crom Cortana Fund, LLC.

Common Stock Registered For Distribution, page A-5

10.   Please indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates. In this regard, it appears you have inadvertently designated all selling stockholders as Named Executive Officers and Directors. Refer to Item 507 of Regulation S-K.

General

11.   We note your revised disclosure in response to comment 6 that "the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act." Please revise your Amended and Restated Articles of Incorporation to ensure that the exclusive forum provision in the governing documents states this clearly.

12.   We note the use of a public offering prospectus and a security holder prospectus. Revise the public offering prospectus to prominently disclose on the cover page and in the summary the resale offering related to the security holder prospectus. Please also update your security holder prospectus to discuss the lock up agreements in the context of the resale offering. In this regard, we note your disclosure on page 97 of the public offering prospectus that "our director and officers . . . shall enter into customary "lock-up" agreements." Finally, we note the security holder prospectus includes a reference to the underwriters. Please revise.

You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jennifer Lopez Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steven Lipstein, Esq.